Exhibit 99.3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements herein constitute forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “forecast,” “will,” “expect,” “budget,” “contemplate,” “believe,” “estimate,” “continue,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. You should read statements that contain these words carefully because they:

●	discuss future expectations;

●	contain projections of future results of operations or financial condition; or

●	state other “forward-looking” information.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. We believe it is important to communicate our expectations to our security holders. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors and cautionary language discussed herein provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	our ability to achieve our proposed plan in the timeframe estimated;

●	our ability to realize satisfactory prices from the sale of our vehicles;

●	our ability to successfully transition to a marketplace business model and achieve the benefits of this new business model;

●	our ability to attract a substantial number of dealers to utilize our website;

●	our ability to raise additional capital before the beginning of the second half of 2024 in order to satisfy our liquidity needs on terms acceptable to us or at all;

●	our ability to successfully engage in strategic alternatives including asset sales, mergers, sales of the business or parts thereof or joint ventures;

●	the risk that our board of directors may take actions with which you disagree;

●	our ability to comply with the restrictive debt covenants, including the liquidity covenant, contained in the indenture governing our senior secured notes;

●	attracting, training and retaining key personnel;

●	effectively promoting our brand and increasing brand awareness;

●	acquiring and protecting intellectual property;

●	prospects for reaching and maintaining profitability and positive cash flow in the future;

●	geopolitical and macroeconomic conditions and their impact on prices for goods and services and on consumer discretionary spending;

●	enhancing future operating and financial results;

●	achieving our long-term growth goals;

●	complying with laws and regulations applicable to Cazoo’s business;

●	the volatility of the trading price of our Class A ordinary shares;

●	the impact on the trading market for our securities and decreased liquidity if we delist and deregister; and

●	the risk that Cazoo may cease to be a listed company or an SEC-reporting company in the future which would make it more difficult to buy and sell securities of the Company.

These and other factors are more fully discussed in the “Risk Factors” included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in subsequent filings with the SEC. These risks could cause actual results to differ materially from those implied by the forward-looking statements contained in herein.

All forward-looking statements included herein attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.